UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Definitive Material Agreement

ATW Securities Purchase Agreement

On December 13, 2021, Hudson Capital entered into a securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which Hudson Capital agreed to sell for an aggregate purchase price of $862,000, a pre-funded warrant (the “Warrant”) to purchase 431,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase would be subject to customary closing conditions.

On December 16, 2021, both Hudson Capital and ATW entered into an Amendment No. 1 to the Purchase Agreement (“Amendment No. 1”) to (i) amend Section 2.1 of the Purchase Agreement to increase the subscription amount to $2,355,000 and amend the Warrant to purchase 1,177,500 ordinary shares instead and (ii) amend Section 5.1 of the Purchase Agreement to provide that the closing of the Securities Purchase shall occur before the Merger. With the exception of these amendments, all other provisions of the Purchase Agreement remain the same.

The preceding description of the aforementioned agreement and securities does not purport to be complete and is qualified in its entirety by reference to the Amendment No. 1 and the warrant, which are filed as exhibits to this report and incorporated herein by reference.

Exhibits

Exhibit No.	Description

10.1	Amendment No. 1 to Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 15, 2021
10.2	Form of Pre-funded Ordinary Shares Purchase Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021.	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer